SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

June 30, 2006

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

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annual reports under cover of Form 20-F or Form 40-F

Form 20-F      X            Form 40-F

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Yes                      No      X

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Yes                      No      X

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information contained in this Form, is also thereby furnishing the information to the

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Yes                      No      X

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Registrant in connection with Rule 12g3-2(b): 82-            )

Enclosure: France Telecom’s press release dated June 30, 2006 re. France Telecom acquires a majority interest in Jordan Telecom.

Paris, June 30, 2006

France Telecom acquires a majority interest in Jordan Telecom

France Telecom announced today the signature of an agreement with the Jordanian Government in Amman for the acquisition of 10% plus one share in the capital of Jordan Telecom, for a total of 129 million Jordanian dinars, representing approximately 145 million euros. This acquisition will be made through JITCO, a wholly-owned subsidiary of France Telecom, which has already held a 40% stake in Jordan Telecom since January 2000.

Following this transaction, which is expected to be finalized by the beginning of July 2006, France Telecom will hold a majority interest in Jordan Telecom as well as an option to purchase a further 1% in Jordan Telecom’s capital, for a maximum amount of 12,9 million dinars representing approximately 14,5 million euros.

Jordan Telecom is the historical Jordanian telecommunications operator, providing fixed, mobile and Internet services. With this transaction, France Telecom is pursuing the implementation of its integrated operator strategy in Jordan Telecom, which generated 352 million Jordanian dinar (around 396 million euros) in revenues in 2005, up 4%, with 170 million Jordanian dinars (some 191 million euros) in EBITDA.

About France Telecom

France Telecom, one of the world’s leading telecommunications operators, serves 147 million customers on five continents (220 countries or territories) as of March 31, 2006, and reported consolidated revenues of 49 billion euros under IFRS in 2005 (12.8 billion euros for the 1st quarter 2006). Launched in June 2005, the NExT program (New Experience in Telecommunications) will allow the Group to pursue its transformation towards the integrated operator model and to make France Telecom the benchmark for new telecommunications services in Europe. On June 1, 2006, Orange thus became the single brand for Internet, television and mobile in France and the United Kingdom, and Orange Business Services the brand name for the services offered to businesses worldwide. France Telecom is the number two mobile operator and Internet services provider in Europe and among the world leaders in providing telecommunication services to multinational companies

France Telecom (NYSE:FTE) is listed on Euronext Paris Eurolist market and on the New York Stock Exchange.

Press contacts: +33 (0)1 44 44 93 93

Nilou du Castel

nilou.ducastel@orange-ft.com

Sébastien Audra

sebastien.audra@orange-ft.com

Bertrand Deronchaine

bertrand.deronchaine@orange-ft.com

France Telecom	6 place d’Alleray	Tel: +33 1 44 44 22 22
Group external communications	75505 Paris cedex 15 - France	Fax: +33 1 44 44 80 34

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: June 30, 2006	By:	/S/ PIERRE HILAIRE
	Name:	Pierre Hilaire
	Title:	Director of Financial Information